Exhibit 21

Subsidiaries

Name	Jurisdiction
OceanFirst Bank	United States
OceanFirst Services, LLC	New Jersey
OceanFirst Management Corp.	New York
975 Holdings, LLC	New Jersey
Hooper Holdings, LLC	New Jersey
TREO Holdings LLC	New Jersey
CASABA Real Estate Holding Corporation	New Jersey
Cohansey Bridge, LLC	New Jersey
OceanFirst Capital Trust I	Delaware
OceanFirst Capital Trust II	Delaware
OceanFirst Capital Trust III	Delaware
Masters Merger Sub Corp.	New Jersey